UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

ENERGEN CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

29265N108

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

667 Madison Avenue

New York, NY 10065

(212) 474-6700

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-8069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29265N108

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 9,710,474
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 9,710,474
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,710,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%
14.	Type of Reporting Person (See Instructions): PN, IA

CUSIP No. 29265N108

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 9,710,474
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 9,710,474
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,710,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%
14.	Type of Reporting Person (See Instructions): IN, HC

This Amendment No. 11 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the “SEC”) on May 31, 2017, as previously amended (the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Shares”), of Energen Corporation, an Alabama corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2.	Identity and Background

This statement on Schedule 13D is filed on behalf of Corvex Management LP, a Delaware limited partnership (“Corvex”) and Keith Meister, a U.S. citizen (collectively, the “Reporting Persons”). This statement relates to Shares held for the accounts of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund LP and Corvex Select Equity Master Fund LP, each a Cayman Islands limited partnership, the general partner of each of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister.

Following the entry into the Letter Agreement (as defined below), because Vincent J. Intrieri is no longer a Corvex Nominee, he will no longer be jointly filing this Schedule 13D with the Reporting Persons. There is no agreement or understanding in any way between the Reporting Persons and Mr. Intrieri with respect to the voting, nor any restriction on the acquisition or disposition, of Shares of the Issuer held by such persons.

The principal business address of the Reporting Persons is 667 Madison Avenue, New York, NY 10065. The principal business of Corvex is serving as the investment adviser of private investment funds, whose principal business is investing in securities. Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex.

A joint filing agreement of Corvex and Mr. Meister is attached hereto as Exhibit 12.

During the last five years, none of Corvex, Mr. Meister, or any of the Corvex Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

On March 6, 2018, Corvex and the Issuer entered into a Letter Agreement (the “Letter Agreement”). Pursuant to the terms of the Letter Agreement, the Issuer agreed as follows: (i) concurrently with the execution of the Letter Agreement, the Board shall expand the size of the Board from nine to 11 members and not increase the size of the Board beyond 11 members at any time prior to the Issuer’s 2019 annual meeting of shareholders (the “2019 Annual Meeting”) and (ii) appoint Jonathan Z. Cohen and Vincent J. Intrieri (the “New Directors”) as members of the Board to fill the two vacancies created by the Board expansion, each with terms to expire at the Issuer’s 2018 annual meeting of shareholders (the “2018 Annual Meeting”). In addition, the Issuer agreed to include the New Directors in the slate of nominees recommended by the Board in the proxy statement and proxy card relating to the 2018 Annual Meeting, with Mr. Cohen nominated to serve in the class of directors with terms expiring at the Issuer’s 2021 annual meeting of shareholders (the “2021 Annual Meeting”) and Mr. Intrieri nominated to serve in the class of directors with terms expiring at the Issuer’s 2020 annual meeting of shareholders (the “2020 Annual Meeting”), and the Issuer shall recommend that the Issuer’s shareholders vote for the election of the New Directors. Further, the Issuer agreed that four directors will stand for election at the 2019 Annual Meeting, four directors will stand for election at the 2020 Annual Meeting, three directors will stand for election at the 2021 Annual Meeting and, other than as set forth in the Letter Agreement, the Issuer will not change or seek to change the classes on which the directors (or their replacements) serve. The Issuer also agreed to hold the 2018 Annual Meeting no later than May 31, 2018.

Pursuant to the Letter Agreement, as long as Corvex continues to beneficially own 5% or more of the Issuer’s outstanding Shares, if there is a vacancy or vacancies on the Board, for any reason, as a result of the removal or resignation of one or both of the New Directors or any other event resulting in one or both of the New Directors no longer being a director prior to the Issuer’s mailing of definitive proxy materials with respect to the 2019 Annual Meeting, then, provided José Maria Alapont satisfies applicable director criteria at the time, Corvex will be entitled to designate him to fill such vacancy, or if Mr. Alapont is no longer able or willing to serve as a director, Corvex may designate another individual or two other individuals reasonably acceptable to the Issuer if there are two vacancies to replace the New Director or New Directors. In addition, the Issuer agreed that the New Directors will each be added to one or more committees of the Board and if any new committees or subcommittees of the Board are formed, the Board shall offer membership on such committee or subcommittee to the New Directors.

Corvex agreed in the Letter Agreement to the following: (i) to cause all Shares owned of record or beneficially by it and its affiliates to be present for quorum purposes at the 2018 Annual Meeting, and (ii) to vote such Shares at the 2018 Annual Meeting in favor of each director candidate nominated by the Issuer, in favor of the ratification of the appointment of PricewaterhouseCoopers LLP as the Issuer’s independent registered public accounting firm to audit the Issuer’s financial statements for calendar year 2018, and in favor of any “say-on-pay” proposal. In addition, Corvex agreed to promptly cause the appeal captioned Corvex Management LP, Appellant, v. Energen Corporation, Appellee, docket No. 1170200, pending before the Supreme Court of Alabama to be voluntarily dismissed with prejudice. Further, Corvex agreed concurrently with the execution of the Letter Agreement to cause Corvex Master Fund LP to withdraw the Notice of Intent to Bring Business Before, and Nominate Individuals for Election as Directors at, the 2018 Annual Meeting of Stockholders of Energen Corporation submitted by Corvex Master Fund LP to the Issuer on January 31, 2018.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is incorporated by reference as Exhibit 13 and is incorporated herein by reference.

On March 6, 2018, Messrs. Cohen and Intrieri were appointed to the Board in connection with the Letter Agreement. Mr. Cohen was appointed to the Board’s Compensation Committee and Mr. Intrieri was appointed to the Board’s Audit Committee.

On March 7, 2018, Corvex and the Issuer jointly issued a press release to announce that they have entered into the Letter Agreement.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate, which may include further discussions with the Issuer regarding matters previously disclosed in this Schedule 13D, as well as seeking direct discussions with, and changes or additions to, the Board. These actions may include, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Corvex may be deemed to be the beneficial owner of 9,710,474 Shares, which represent approximately 9.9% of the Issuer’s outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 9,710,474 Shares.

The percentage calculated in the immediately foregoing paragraph and below is calculated based on a total of 97,404,730 Shares outstanding as of February 20, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 28, 2018.

(c) Except as set forth in this Schedule 13D, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Letter Agreement is incorporated by reference as Exhibit 13 hereto and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 12 –	Joint Filing Agreement

Exhibit 13 –	Letter Agreement, by and between Corvex Management LP and Energen Corporation, dated March 6, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 7, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2018	CORVEX MANAGEMENT LP

/s/ Keith Meister
By:
Keith Meister
Managing Partner

Date: March 7, 2018	KEITH MEISTER

/s/ Keith Meister
By:
Keith Meister